STATEMENT OF INVESTMENTS
Dreyfus Premier Balanced Opportunity Fund
August 31, 2008 (Unaudited)

Common Stocks--71.2%	Shares	Value ($)
Consumer Discretionary--6.0%		
Darden Restaurants	24,095	705,743
Family Dollar Stores	59,180	1,474,766
Gap	114,910	2,234,999
Home Depot	51,780	1,404,274
Johnson Controls	21,060 a	651,175
Lowe's Cos.	31,810	783,798
McDonald's	39,890	2,475,175
Newell Rubbermaid	38,460	696,126
News, Cl. A	193,420	2,738,827
NVR	1,190 a,b	711,299
Omnicom Group	63,400	2,687,526
Ross Stores	54,750	2,201,498
Scripps Networks Interactive, Cl. A	17,120 a	711,165
Time Warner	93,930	1,537,634
TJX Cos.	40,610 a	1,471,706
Toll Brothers	32,950 a,b	819,796
		23,305,507
Consumer Staples--8.1%		
Cadbury, ADR	15,686	723,438
Coca-Cola Enterprises	29,130	497,249
Colgate-Palmolive	27,890	2,120,477
CVS Caremark	131,190	4,801,554
Dean Foods	89,880 a,b	2,262,280
Dr. Pepper Snapple Group	27,847 a,b	688,099
Estee Lauder, Cl. A	57,300	2,851,821
Kellogg	25,150	1,369,166
Kraft Foods, Cl. A	55,140 a	1,737,461
Kroger	40,850	1,128,277
Molson Coors Brewing, Cl. B	44,240 a	2,108,036
PepsiCo	19,630	1,344,262
Philip Morris International	95,760	5,142,312
Smithfield Foods	35,770 a,b	719,335
Wal-Mart Stores	62,760	3,707,233
		31,201,000
Energy--9.4%		
Anadarko Petroleum	26,250	1,620,412
Cameron International	40,380 a,b	1,881,304
Chesapeake Energy	14,570	705,188
Chevron	104,030	8,979,870
ConocoPhillips	52,730	4,350,752
Devon Energy	25,990	2,652,279
ENSCO International	8,660	586,975
Hess	12,950	1,355,995
Marathon Oil	58,290	2,627,130
Nabors Industries	29,270 b	1,042,012

National Oilwell Varco	12,000 b	884,760
Occidental Petroleum	24,730	1,962,573
Schlumberger	28,620	2,696,576
Valero Energy	12,070	419,553
Williams	29,890	923,302
XTO Energy	68,477	3,451,926
		36,140,607
Financial--14.3%		
Aflac	18,750	1,063,125
Ameriprise Financial	24,040	1,080,598
AON	16,980	806,380
Astoria Financial	26,920	588,202
Bank of America	78,610	2,447,915
Capital One Financial	14,630 a	645,768
Chubb	69,120	3,318,451
Citigroup	182,080	3,457,699
Discover Financial Services	41,010	674,614
Federal National Mortgage Association	25,820 h	176,609
Fidelity National Financial, Cl. A	31,190	437,596
First American	10,270	259,523
Franklin Resources	23,810	2,488,145
Goldman Sachs Group	24,990	4,097,610
JPMorgan Chase & Co.	204,930	7,887,756
Lincoln National	22,190	1,126,364
Marsh & McLennan Cos.	23,360	745,885
MetLife	88,020	4,770,684
Moody's	41,340 a	1,680,884
Morgan Stanley	42,390	1,730,784
Northern Trust	19,400	1,559,566
People's United Financial	39,810 a	713,395
PNC Financial Services Group	56,810	4,087,480
Principal Financial Group	17,000 a	778,430
Progressive	36,000	664,920
TD Ameritrade Holding	41,350 b	844,781
U.S. Bancorp	87,030	2,772,776
Wachovia	117,300 a	1,863,897
Wells Fargo & Co.	72,100	2,182,467
		54,952,304
Health Care--8.7%		
Abbott Laboratories	52,640	3,023,115
Aetna	53,610	2,312,735
Amgen	27,390 b	1,721,461
Baxter International	59,080	4,003,261
Becton, Dickinson & Co.	11,390	995,258
Covidien	37,265	2,014,919
Hospira	34,360 b	1,386,770
Johnson & Johnson	49,400	3,479,242
Laboratory Corp. of America Holdings	11,460 a,b	838,299
Merck & Co.	36,360	1,296,961
Pfizer	56,710	1,083,728
Schering-Plough	118,140	2,291,916

St. Jude Medical	21,600 b	989,928
Thermo Fisher Scientific	49,160 b	2,977,130
Wyeth	113,670	4,919,638
		33,334,361

Industrial--7.7%

Allied Waste Industries	70,260 b	944,294
Dover	49,570	2,447,767
Eaton	38,420	2,811,576
Emerson Electric	34,920	1,634,256
General Electric	188,970	5,310,057
Goodrich	21,290	1,091,112
Honeywell International	28,880	1,448,910
L-3 Communications Holdings	11,430	1,188,034
Lockheed Martin	29,580	3,444,295
Raytheon	37,470	2,247,825
Terex	25,070 b	1,260,770
Textron	23,410	962,151
Tyco International	43,935	1,883,933
Union Pacific	8,360	701,404
Waste Management	67,080	2,359,874
		29,736,258

Information Technology--8.8%

Accenture, Cl. A	39,460	1,632,066
Adobe Systems	29,800 b	1,276,334
Akamai Technologies	40,770 a,b	933,633
Alliance Data Systems	23,040 a,b	1,480,090
Amphenol, Cl. A	19,010	903,355
Apple	16,950 b	2,873,533
BMC Software	27,830 b	906,145
Cisco Systems	208,970 b	5,025,728
Dell	56,000 b	1,216,880
Global Payments	16,430 a	792,090
Intel	166,530	3,808,541
McAfee	43,290 b	1,712,552
Microsoft	151,780	4,142,076
NCR	26,510 b	701,455
Nokia, ADR	40,260	1,013,344
Oracle	78,160 b	1,714,049
QUALCOMM	17,550	924,008
Research In Motion	10,220 b	1,242,752
Visa, Cl. A	14,660	1,112,694
Yahoo!	29,320 b	568,222
		33,979,547

Materials--2.3%

Air Products & Chemicals	20,083	1,844,624
Celanese, Ser. A	18,380	708,733
Dow Chemical	19,680	671,678
Freeport-McMoRan Copper & Gold	35,540 a	3,174,433
Mosaic	6,800	725,832
Packaging Corp. of America	14,250	366,938
Pactiv	28,880 b	776,006
Smurfit-Stone Container	96,180 a,b	485,709
		8,753,953

Telecommunication Services--2.4%

AT & T			228,910	7,322,831
Sprint Nextel			234,720	2,046,758
				9,369,589

Utilities--3.5%

Entergy			22,130	2,288,021
Exelon			29,750	2,259,810
FPL Group			23,330	1,401,200
NRG Energy			36,240 b	1,364,074
PG & E			41,870	1,730,487
Questar			25,930	1,345,508
Sempra Energy			55,020	3,186,758
				13,575,858

Total Common Stocks
(cost $284,874,549) **274,348,984**

Bonds and Notes--30.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--.8%				
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. B	5.35	9/9/13	210,000	188,590
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. C	5.43	2/10/14	230,000	194,054
Capital One Auto Finance Trust,				
Ser. 2006-C, Cl. A3A	5.07	7/15/11	200,387	197,385
Capital One Auto Finance Trust,				
Ser. 2007-C, Cl. A3A	5.13	4/16/12	960,000	905,213
Capital One Auto Finance Trust,				
Ser. 2007-C, Cl. A2A	5.29	5/17/10	457,972	456,384
Capital One Auto Finance Trust,				
Ser. 2006-A, Cl. A3	5.33	11/15/10	136,765	136,416
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. C	5.80	2/15/13	170,000	141,450
Hyundai Auto Receivables Trust,				
Ser. 2007-A, Cl. A3A	5.04	1/17/12	335,000	338,831
ONYX Acceptance Owner Trust,				
Ser. 2005-B, Cl. A3	4.18	3/15/10	25,005	24,908
Wachovia Auto Loan Owner Trust,				
Ser. 2007-1, Cl. D	5.65	2/20/13	735,000	423,029
				3,006,260
Asset-Backed Ctfs./Home Equity Loans--.3%				
Bear Stearns Asset Backed				
Securities Trust,				
Ser. 2005-EC1, Cl. A2	2.72	11/25/35	392,208 c	380,186
Citicorp Residential Mortgage				
Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	115,000 c	20,704
JP Morgan Mortgage Acquisition,				
Ser. 2005-FRE1, Cl. A2F2	5.22	10/25/35	122,082 c	121,615
Residential Asset Securities,				
Ser. 2005-EMX4, Cl. A2	2.73	11/25/35	492,460 c	461,715
				984,220
Commercial Mortgage Pass-Through Ctfs.--2.3%				
Banc of America Commercial				
Mortgage, Ser. 2003-1, Cl. A1	3.88	9/11/36	822,620	806,381

Banc of America Commercial Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	225,000	221,440
Bear Stearns Commercial Mortgage Securities, Ser. 2003-T12, Cl. A3	4.24	8/13/39	595,000 c	586,392
Crown Castle Towers, Ser. 2006-1A, Cl. AFX	5.24	11/15/36	875,000 d	863,354
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	250,000 d	232,668
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	665,000 d	588,572
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	730,000 d	646,415
CS First Boston Mortgage Securities, Ser. 2005-C3, Cl. A2	4.51	7/15/37	1,000,000	988,359
CS First Boston Mortgage Securities, Ser. 2005-C4, Cl. A2	5.02	8/15/38	175,000	174,081
CS First Boston Mortgage Securities, Ser. 2005-C5, Cl. A4	5.10	8/15/38	660,000 c	619,832
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	2.90	3/6/20	475,000 c,d	436,272
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	3.51	3/6/20	275,000 c,d	244,111
JP Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	895,000	867,399
LB-UBS Commercial Mortgage Trust, Ser. 2001-C3, Cl. A2	6.36	12/15/28	785,000	801,987
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	261,000 d	237,870
Sovereign Commercial Mortgage Securities Trust, Ser. 2007-C1, Cl. D	5.84	7/22/30	320,000 c,d	123,075
TIAA Seasoned Commercial Mortgage Trust, Ser. 2007-C4, Cl. A3	6.09	8/15/39	350,000 c	337,834
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C19, Cl. A5	4.66	5/15/44	210,000	201,455
				8,977,497
Computers - Integrated Sys--.2%				
International Business Machines, Sr. Unscd. Notes	5.70	9/14/17	650,000	**664,009**
Consumer Staples--.5%				
Delhaize Group, Sr. Unscd. Notes	6.50	6/15/17	320,000	322,404
Kraft Foods, Sr. Unscd. Notes	6.00	2/11/13	105,000	107,472
Kraft Foods, Sr. Unscd. Notes	6.13	2/1/18	350,000	344,339

Kroger,				
Gtd. Notes	6.15	1/15/20	365,000	363,640
Philip Morris International,				
Sr. Unscd Notes	5.65	5/16/18	530,000	522,378
Safeway,				
Sr. Unscd. Notes	6.35	8/15/17	370,000	377,971
				2,038,204

Diversified Financial Services--4.1%

Allstate,				
Jr. Sub. Debs.	6.50	5/15/57	225,000 c	184,162
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	590,000 c	504,042
Amvescap,				
Gtd. Notes	5.38	12/15/14	310,000	277,202
Bank of America,				
Jr. Sub. Bonds	8.00	12/29/49	750,000 c	669,443
Barclays Bank,				
Sub. Debs.	5.93	9/29/49	500,000 c,d	396,389
Barclays Bank,				
Sub. Bonds	7.70	4/29/49	385,000 c,d	363,167
Capmark Financial Group,				
Gtd. Notes	5.88	5/10/12	720,000	464,995
Chuo Mitsui Trust & Banking,				
Jr. Sub. Notes	5.51	12/29/49	600,000 c,d	496,136
Citigroup,				
Sr. Unscd. Notes	5.85	7/2/13	345,000	337,257
Colonial Bank,				
Sub. Notes	6.38	12/1/15	585,000	439,628
ConocoPhillips Canada,				
Gtd. Notes	5.30	4/15/12	460,000	474,458
ERAC USA Finance,				
Gtd. Notes	7.00	10/15/37	685,000 d	523,822
First Union,				
Sub. Notes	6.38	1/15/09	440,000	442,380
Goldman Sachs Capital II,				
Gtd. Bonds	5.79	12/29/49	475,000 c	294,619
Goldman Sachs Group,				
Sub. Notes	5.63	1/15/17	400,000	362,750
International Lease Finance,				
Sr. Unscd. Notes	6.38	3/25/13	230,000	205,881
Jackson National Life Global,				
Notes	5.38	5/8/13	250,000 d	247,154
Janus Capital Group,				
Sr. Unscd. Notes	6.25	6/15/12	425,000	411,959
Jefferies Group,				
Sr. Unscd. Debs.	6.25	1/15/36	625,000	451,355
Jefferies Group,				
Sr. Unscd. Notes	7.75	3/15/12	550,000	561,626
JPMorgan Chase & Co.,				
Sr. Unscd. Notes	6.40	5/15/38	400,000	372,698
Marshall & Ilsley,				
Sr. Unscd. Notes	5.63	8/17/09	955,000	944,825
MUFG Capital Finance I,				

Bank Gtd. Bonds	6.35	7/29/49	910,000 c	755,705
NYSE Euronext,				
Sr. Unscd. Notes	4.80	6/28/13	290,000	286,951
Pacific Life Global Funding,				
Notes	5.15	4/15/13	600,000 d	600,968
Pearson Dollar Finance Two,				
Gtd. Notes	6.25	5/6/18	395,000 a,d	389,643
Royal Bank of Scotland Group,				
Jr. Sub. Bonds	6.99	10/29/49	1,095,000 c,d	916,070
Shinsei Finance II,				
Unscd. Bonds	7.16	7/29/49	600,000 c,d	385,313
SMFG Preferred Capital,				
Sub. Bonds	6.08	1/29/49	188,000 c,d	153,970
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	700,000 c	448,300
UBS AG Stamford CT,				
Notes	5.75	4/25/18	400,000	383,634
Wachovia,				
Sr. Unscd. Notes	5.50	5/1/13	210,000	193,008
Wells Fargo Capital XIII,				
Notes	7.70	12/29/49	1,155,000 c	1,097,831
Zions Bancorporation,				
Sub. Notes	5.50	11/16/15	700,000	456,407
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	260,000	183,783
				15,677,531
Energy--.2%				
Duke Energy Carolinas,				
First Mortgage Bonds	5.25	1/15/18	95,000 a	94,377
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	3/1/18	410,000 d	404,856
Transocean,				
Sr. Unscd. Notes	6.00	3/15/18	190,000	189,873
				689,106
Health Care--.2%				
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	240,000	216,791
Wyeth,				
Sr. Unscd. Notes	6.95	3/15/11	475,000 c	504,677
				721,468
Industrial--.3%				
Atlas Copco,				
Sr. Unscd. Bonds	5.60	5/22/17	240,000 d	233,707
Waste Management,				
Gtd. Notes	7.38	5/15/29	285,000	271,350
WEA Finance,				
Sr. Notes	7.13	4/15/18	395,000 d	378,717
Wellpoint,				
Sr. Unscd. Notes	5.88	6/15/17	240,000	231,842
				1,115,616
Manufacturing-Diversified--.1%				
Siemens Financieringsmat,				
Gtd. Notes	5.75	10/17/16	400,000 d	**403,350**

Media & Telecommunications--.9%

British Sky Broadcasting,				
Gtd. Notes	6.10	2/15/18	215,000 d	208,415
BSKYB Finance UK,				
Gtd. Notes	6.50	10/15/35	400,000 d	371,571
Comcast,				
Gtd. Notes	6.50	11/15/35	435,000	410,513
Cox Communications,				
Notes	6.25	6/1/18	355,000 d	354,066
Koninklijke,				
Sr. Unsub. Notes	8.00	10/1/10	150,000	158,948
Koninklijke,				
Sr. Unsub. Bonds	8.38	10/1/30	125,000	143,500
Telecom Italia Capital,				
Gtd. Notes	5.25	11/15/13	375,000	351,003
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	475,000	482,713
Time Warner Cable,				
Gtd. Notes	5.85	5/1/17	635,000	607,164
Verizon Communications,				
Sr. Unscd. Notes	5.85	9/15/35	500,000	440,311
Verizon Communications,				
Sr. Unscd. Notes	6.10	4/15/18	80,000	79,942
				3,608,146

Mining--.0%

Alcoa,				
Sr. Unscd. Notes	6.00	7/15/13	175,000	**175,386**

Municipal Obligations--.05%

Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/17	60,000 e	65,852
Clark County School District,				
GO, Ser. F (Insured; FSA)	5.50	6/15/18	45,000 e	49,389
Cypress-Fairbanks Independent				
School District, GO, Ser. A				
(Schoolhouse) (Insured;				
PSF-GTD)	5.25	2/15/22	40,000 e	41,909
Williamson County,				
GO, Ser. A (Insured; FSA)	6.00	8/15/14	30,000 e	32,262
				189,412

Office And Business Equipment--.05%

Xerox,				
Sr. Unscd. Notes	5.50	5/15/12	75,000	74,556
Xerox,				
Sr. Unscd. Notes	5.65	5/15/13	105,000	104,151
				178,707

Real Estate Investment Trusts--1.0%

Avalonbay Communities,				
Sr. Unscd. Notes	6.63	9/15/11	260,000	263,459
Boston Properties,				
Sr. Unscd. Notes	5.63	4/15/15	925,000	878,809
Duke Realty,				
Sr. Notes	5.88	8/15/12	405,000	398,851
Federal Realty Investment Trust,				

Sr. Unscd. Bonds	5.65	6/1/16	550,000	505,950
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	250,000	217,167
Prologis,				
Sr. Unscd. Notes	6.63	5/15/18	390,000	359,893
Regency Centers,				
Gtd. Notes	5.88	6/15/17	400,000	365,243
Simon Property Group,				
Sr. Unscd. Notes	5.75	5/1/12	825,000	816,692
				3,806,064
Retailing--.3%				
Home Depot,				
Sr. Unscd. Notes	5.25	12/16/13	140,000	132,962
Home Depot,				
Sr. Unscd. Notes	5.88	12/16/36	235,000	185,955
Lowe's Companies,				
Sr. Unscd. Notes	5.60	9/15/12	110,000	113,782
Lowe's Companies,				
Sr. Unscd. Notes	6.10	9/15/17	255,000	261,656
Target,				
Sr. Unscd. Notes	5.38	5/1/17	190,000	184,654
Walgreen,				
Sr. Unscd. Notes	4.88	8/1/13	270,000	272,795
				1,151,804
State/Territory Gen Oblg--.3%				
Delaware Housing Authority,				
SMFR D-2, Renevue Bonds	5.80	7/1/16	345,000	351,038
Tobacco Settlement Finance				
Authority of West Virginia,				
Tobacco Settlement				
Asset-Backed Bonds	7.47	6/1/47	1,055,000	921,131
Wisconsin,				
GO, Ser. G (Insured; MBIA)	5.00	5/1/15	70,000 e	76,615
				1,348,784
Transportation--.1%				
Canadian National Railway,				
Sr. Unscd. Notes	5.55	5/15/18	390,000	390,863
Norfolk Southern,				
Sr. Unscd. Notes	5.75	4/1/18	155,000	154,056
				544,919
U.S. Government Agencies/Mortgage-Backed--13.8%				
Federal Home Loan Mortgage Corp.:				
5.50%, 4/1/22 - 3/1/38			5,453,327 h	5,422,638
6.00%, 3/1/38			1,525,678 h	1,539,792
Federal National Mortgage Association:				
5.00%			6,715,000 f,h	6,455,841
6.00%			5,000 f,h	5,049
6.50%			11,080,000 f,h	11,396,822
4.50%, 1/1/21			5,104,731 h	5,002,801
5.00%, 8/1/20 - 10/1/21			1,756,058 h	1,750,087
5.50%, 9/1/34 - 10/1/36			9,884,854 h	9,787,769
6.00%, 5/1/33 - 4/1/38			7,266,840 h	7,346,367
8.00%, 3/1/30			673 h	728

Government National Mortgage Association I:				
Ser. 2007-52, Cl. A, 4.05%,				
10/16/25			575,847	574,564
Ser. 2006-66, Cl. A, 4.09%,				
1/16/30			861,767	858,279
Ser. 2007-34, Cl. A 4.27%,				
11/16/26			2,918,839	2,920,552
				53,061,289
U.S. Government Securities--2.9%				
U.S. Treasury Notes	4.75	8/15/17	3,271,000 a	3,524,506
U.S. Treasury Notes	4.88	4/30/11	6,247,000 a	6,629,141
U.S. Treasury Strip	0.00	2/15/36	3,525,000	1,039,646
				11,193,293
Utilities--1.7%				
Appalachian Power,				
Sr. Unscd. Notes, Ser. O	5.65	8/15/12	225,000	224,622
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	725,000	680,985
Columbus Southern Power,				
Sr. Unscd. Notes	6.05	5/1/18	105,000	105,073
Consolidated Edison,				
Sr. Unscd. Debs., Ser. 08-A	5.85	4/1/18	90,000	91,054
Consolidated Edison,				
Sr. Unscd. Debs., Ser. 07-A	6.30	8/15/37	495,000	485,743
Dominion Resources,				
Sr. Unscd. Notes	6.40	6/15/18	340,000	350,192
E.ON International Finance,				
Notes	5.80	4/30/18	190,000 d	187,378
Enel Finance International,				
Gtd. Notes	5.70	1/15/13	185,000 d	188,940
Enel Finance International,				
Gtd. Bonds	6.25	9/15/17	575,000 d	584,135
Florida Power,				
First Mortgage Bonds	5.65	6/15/18	585,000	596,436
Midamerican Energy Holdings,				
Sr. Unscd. Bonds	6.50	9/15/37	475,000	475,418
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	550,000	546,957
Nevada Power,				
Mortgage Notes	6.50	8/1/18	215,000	219,763
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	500,000	441,668
Potomac Electric Power,				
Sr. Scd. Bonds	6.50	11/15/37	200,000	198,861
Southern,				
Sr. Unscd. Notes, Ser. A	5.30	1/15/12	670,000	689,746
Veolia Environnement,				
Sr. Unscd. Notes	5.25	6/3/13	395,000	396,690
Virginia Electric & Power,				
Sr. Unscd. Notes	5.40	4/30/18	205,000	199,886
				6,663,547
Total Bonds and Notes				
(cost $118,010,403)				**116,198,612**

Other Investment--3.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $12,385,000)	12,385,000 g	**12,385,000**

Investment of Cash Collateral for Securities Loaned--7.8%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $29,909,011)	29,909,011 g	**29,909,011**

Total Investments (cost $445,178,963)	**112.3%**	**432,841,607**
Liabilities, Less Cash and Receivables	**(12.3%)**	**(47,473,996)**
Net Assets	**100.0%**	**385,367,611**

ADR - American Depository Receipts
FSA--Financial Security Assurance
GO--General Obligation
MBIA--Municipal Bond Investors Assurance Insurance Corporation
PSF-GTD--Permanent School Fund Guaranteed
SFMR--Single Family Mortgage Revenue

a All or a portion of these securities are on loan. At August 31, 2008, the total market value of the fund's securities on loan is $28,587,772 and the total market value of the collateral held by the fund is $29,909,011.
b Non-income producing security.
c Variable rate security--interest rate subject to periodic change.
d Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $11,160,104 or 2.9% of net assets.
e These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
f Purchased on a forward commitment basis.
g Investment in affiliated money market mutual fund.
h On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator.

At August 31, 2008, the aggregate cost of investment securities for income tax purposes was $446,839,262.
Net unrealized depreciation on investments was $13,997,655 of which $13,316,366 related to appreciated investment securities and $27,314,021 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),

Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,

credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumption in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing

in those securities.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's assets carried

at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	316,642,995	0
Level 2 - Other Significant Observable Inputs	116,198,612	0
Level 3 - Significant Unobservable Inputs	0	0
Total	432,841,607	0

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and

swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.